[GRAPHIC OMITTED] ACERGY

PRESS RELEASE

           ACERGY S.A. AWARDED $120 MILLION SURVEY CONTRACT IN NORWAY

London, England - January 30, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today that it had been awarded a contract by Statoil for survey services in the North Sea.

This frame contract, valued at $120 million, is for the provision of survey services for a period of five years from March 15, 2007 with two options, each of two years for the extension of this contract. The contract provides a firm commitment for 250 ship days annually with four additional revolving options for further periods of thirty days work. The contract includes options for a second survey vessel on a yearly or ad-hoc basis. The work will initially be conducted from the Acergy Petrel with the Acergy Viking taking over as the primary vessel on this contract when she becomes available in the third quarter of 2007.

Oyvind Mikaelsen, Vice President Acergy Northern Europe and Canada, said "We are delighted to have been awarded this survey frame agreement with Statoil as a continuation of our long term relationship. Acergy has provided survey services to Statoil for more than 20 years and our continued emphasis on developing high performance survey spreads has been successful. For this new contract we have purpose-designed and built the Acergy Viking, with outstanding capabilities for survey, inspection and construction support work."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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CONTACT:
Julian Thomson
Acergy S.A.
UK +44 1932 773764
US +1 877 603 0267 (toll free)

julian.thomson@acergy-group.com

www.acergy-group.com

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